Starcore International Mines Ltd.

Condensed Interim Consolidated Financial Statements

For the nine months ended January 31, 2021

(Unaudited)

NOTICE TO READER OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

The unaudited condensed interim consolidated financial statements for the nine months ended January 31, 2021 have been prepared by and are the responsibility of the Company’s management. These financial statements have not been reviewed or audited by the Company’s auditors.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Financial Position
(in thousands of Canadian dollars) – (Unaudited)

	January 31,	April 30,
As at	2021	2020

Assets

Current
Cash and cash equivalents	$3,982	$2,105
Amounts receivable (note 3)	1,552	2,250
Inventory (note 4)	1,651	1,663
Prepaid expenses and advances	475	282

Total Current Assets	7,660	6,300

Non-Current
Mining interest, plant and equipment (note 5)	30,982	35,302
Right-of-use assets (note 7)	1,148	1,844
Exploration and evaluation assets (note 6)	6,203	5,976
Reclamation deposits	165	165
Deferred tax assets	4,781	4,826

Total Non-Current Assets	43,279	48,113

Total Assets	$50,939	$54,413

Liabilities

Current
Trade and other payables	$2,452	$2,441
Current portion of lease liability (note 7)	454	617
Current portion of loans payable (note 8)	-	3,196

Total Current Liabilities	2,906	6,254

Non-Current
Rehabilitation and closure cost provision (note 9)	1,103	1,014
Lease liability (note 7)	632	1,083
Deferred tax liabilities	7,958	8,758

Total Non-Current Liabilities	9,693	10,855

Total Liabilities	$12,599	$17,109

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Financial Position
(in thousands of Canadian dollars) – (Unaudited)

	January 31,	April 30,
As at	2021	2020

Equity

Share capital (note 10)	$50,725	$50,725
Equity reserve	11,349	11,349
Foreign currency translation reserve	2,001	4,732
Accumulated deficit	(25,735)	(29,502)

Total Equity	38,340	37,304

Total Liabilities and Equity	$50,939	$54,413

Commitments (note 12)

Subsequent Event (note 16)

Approved by the Directors:

“Robert Eadie” Director“Gary Arca”  Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income
(in thousands of Canadian dollars except per share amounts) – (Unaudited)

	For the three months ended January 31,		For the nine months ended January 31,
	2021	2020	2021	2020

Revenues
Mined ore	$6,614	$6,275	$21,676	$18,468

Cost of Sales
Mined ore	(4,440)	(4,182)	(12,308)	(14,918)
Depreciation and depletion	(938)	(824)	(2,981)	(2,451)

Total Cost of Sales	(5,378)	(5,006)	(15,289)	(17,369)

Earnings from mining operations	1,236	1,269	6,387	1,099

Financing costs (note 8)	(29)	(150)	(123)	(421)
Foreign exchange loss	(26)	(156)	(625)	(233)
Management fees and salaries	(246)	(335)	(963)	(904)
Office and administration	(142)	(197)	(433)	(725)
Professional and consulting fees	(157)	(238)	(484)	(736)
Pre exploration costs	(8)	-	(24)	-
Shareholder relations	(74)	(137)	(166)	(199)
Transfer agent and regulatory fees	(21)	(38)	(65)	(61)

Earnings (loss) before taxes and other losses	533	18	3,504	(2,180)

Other Losses
Sale of Altiplano (note 5)	-	-	-	(39)

Earnings (loss) before taxes	533	18	3,504	(2,219)

Income tax recovery
Deferred	118	4	263	348

Earnings (loss) for the period	651	22	3,767	(1,871)

Other comprehensive income (loss)
Foreign currency translation differences	(1,354)	130	(2,731)	(196)

Comprehensive income (loss) for the period	$(703)	$152	$1,036	$(2,067)

Basic earnings (loss) per share (Note 14)	$0.01	$0.00	$0.08	$(0.04)

Diluted earnings (loss) per share (Note 14)	$0.01	$0.00	$0.08	$(0.04)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) – (Unaudited)

For the nine months ended January 31,	2021	2020

Cash provided by
Operating activities
Profit (loss) for the period	$3,767	$(1,871)
Items not involving cash:
Depreciation and depletion (note 5)	3,049	2,541
Discount on long-term debt (note 8)	15	87
Interest on long-term debt (note 8)	23	259
Income tax recovery	(263)	(348)
Sale of Altiplano (note 5)	-	39
Rehabilitation and closure cost accretion (note 9)	64	80
Share-based payments (note 10)	67	43

Cash inflow from operating activities before working capital changes	6,742	830

Change in non-cash working capital items
Amounts receivable	575	1,375
Inventory	119	(413)
Prepaid expenses and advances	(175)	(24)
Trade and other payables	(337)	(1,324)

Cash inflow from operating activities	6,904	444

Financing activities
Loan payment (note 8)	(2,999)	-
Interest paid (note 8)	(235)	(458)
Lease payment and accretion (note 7)	(512)	-

Cash outflow from financing activities	(3,746)	(458)

Investing activities
Investment in exploration and evaluation assets (note 6)	(294)	(424)
Purchase of mining interest, plant and equipment (note 5)	(967)	(1,431)
Proceeds from sale of Altiplano (note 5)	269	1,589

Cash outflow from investing activities	(992)	(266)

Total increase (decrease) in cash	2,166	(280)

Effect of foreign exchange rate changes on cash	(289)	402

Cash, beginning of period	2,105	2,549

Cash, end of period	$3,982	$2,671

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Changes in Equity for the periods ended January 31, 2021 and 2020

(in thousands of Canadian dollars except for number of shares) – (Unaudited)

				Foreign
	Number of			Currency
	Shares	Share	Equity	Translation	Accumulated
	Outstanding	Capital	Reserve	Reserve	Deficit	Total

Balance, April 30, 2019	49,646,851	$50,725	$11,349	$2,835	$(25,873)	$39,036

Foreign currency translation differences	-	-	-	(196)	-	(196)
Loss for the period	-	-	-	-	(1,871)	(1,871)

Balance, January 31, 2020	49,646,851	50,725	11,349	2,639	(27,744)	36,969

Foreign currency translation differences	-	-	-	2,093	-	2,093
Loss for the period	-	-	-	-	(1,758)	(1,758)

Balance, April 30, 2020	49,646,851	50,725	11,349	4,732	(29,502)	37,304

Foreign currency translation differences	-	-	-	(2,731)	-	(2,731)
Earnings for the period	-	-	-	-	3,767	3,767

Balance, January 31, 2021	49,646,851	$50,725	$11,349	$2,001	$(25,735)	$38,340

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

January 31, 2021

1.	Corporate information

Starcore International Mines Ltd. is the parent company of its consolidated group (the “Company” or “Starcore”) and was incorporated in Canada with its head office located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico. The Company recently completed the sale of Altiplano GoldSilver S.A. de C.V (“Altiplano”), which owns the gold and silver concentrate processing plant in Matehuala, Mexico (see note 5).

The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions.

2.	Basis of preparation

a)	Statement of compliance

These unaudited condensed interim consolidated financial statements for the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements, for the nine month period ended January 31, 2021, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, and do not include all the information required for full annual financial statement.

These condensed interim financial statements should be read in conjunction with the Company’s April 30, 2020 audited annual financial statements. The financial statements were authorized for issue by the Board of Directors on March 15, 2021.

b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except certain financial instruments, which are measured at fair value, as explained in the Company’s accounting policies discussed in note 3 of the Company’s April 30, 2020 audited annual financial statements. The consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency, and all values are rounded to the nearest thousand dollars, unless otherwise indicated.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 of the Company’s April 30, 2020 audited annual financial statements.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control. The Company’s wholly-owned subsidiary Bernal, along with various other subsidiaries, carry out their operations in Mexico, U.S.A. and in Canada.

All intra-group transactions, balances, income and expenses are eliminated, in full, on consolidation.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

January 31, 2021

3.	Amounts receivable

	January 31, 2021	April 30, 2020

Taxes receivable	$1,110	$1,152
Trades receivable	313	736
Sale of Altiplano (Note 5)	-	279
Other	129	83
	$1,552	$2,250

4.	Inventory

	January 31, 2021	April 30, 2020

Carrying value of inventory:
Doré	$751	$680
Work-in-process	86	185
Goods in transit	27	-
Stockpile	5	43
Supplies	782	755
	$1,651	$1,663

5.	Mining interest, plant and equipment

	Mining Interest	Plant and Equipment MiningAltiplano		Corporate Equipment	Total
Cost
Balance, April 30, 2019	$68,430	$25,469	$2,046	$715	$96,660
Additions	1,613	251	-	10	1,874
Sale of Altiplano	-	-	(2,137)	-	(2,137)
Effect of foreign exchange	2,733	883	91	-	3,707
Balance, April 30, 2020	72,776	26,603	-	725	100,104
Additions	622	345	-	-	967
Effect of foreign exchange	(6,038)	(2,135)	-	-	(8,173)
Balance, January 31, 2021	$67,360	$24,813	$-	$725	$92,898
Depreciation

Balance, April 30, 2019	$43,936	$14,493	$-	$613	$59,042
Depreciation for the year	1,374	1,851	-	78	3,303
Effect of foreign exchange	1,814	643	-	-	2,457
Balance, April 30, 2020	47,124	16,987	-	691	64,802
Depreciation for the period	940	1,512	-	13	2,465
Effect of foreign exchange	(3,949)	(1,402)	-	-	(5,351)
Balance, January 31, 2021	$44,115	$17,097	$-	$704	$61,916

Carrying amounts
Balance, April 30, 2020	$25,652	$9,616	$-	$34	$35,302
Balance, January 31, 2021	$23,245	$7,716	$-	$21	$30,982

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

January 31, 2021

5.	Mining interest, plant and equipment – (cont’d)

Sale of Altiplano Facility

In August, 2015, the Company acquired Cortez Gold Corp. in an all-share transaction completed pursuant to a court approved Plan of Arrangement under the Business Corporations Act (British Columbia), which owned Altiplano and its facility, which processes third party gold and silver concentrate in Matehuala, Mexico. The Company accepted an offer on July 5, 2019, to purchase 100% of the shares of Altiplano for US$1.6 million payable in quarterly installments to May 31, 2020 (full payment received). As a result, the Company recorded an impairment of $4,804 to the Statements of Operations and Comprehensive Loss during the year ended April 30, 2019, and $39 expensed to the income statement in the year ending April 30, 2020.

6.	Exploration and evaluation assets

a)	American Consolidated Minerals (“AJC”) properties

Toiyabe, U.S.A

Pursuant to the Acquisition of AJC, the Company acquired the rights to a 100% undivided interest in the Toiyabe property, subject to a 3% NSR, consisting of 165 mining claims located in Lander County, Nevada, United States of America , from MinQuest Ltd. (“MinQuest”), a mineral exploration and project development company.

Consideration for the Toiyabe interest is USD$900 (payable over 5 years commencing October 19, 2018) and incurring total exploration expenditures of at least USD$1,025 on the property by October 19, 2018 (incurred) as agreed by MinQuest. Annual payments commencing October 19, 2018 are $60 (paid), $80 (paid), $100 (deferred to May 31, 2021), $120, $140 and $400 respectively.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of USD $2,000 per each 1% of the royalty.  See note 16 for subsequent sale.

b)Creston Moly (“Creston”) properties

Pursuant to the Acquisition of Creston the Company has acquired the rights to the following exploration properties:

i)El Creston Project, Mexico

The Company acquired a 100% interest in the nine mineral claims known as the El Creston molybdenum property located northeast of Hermosillo, State of Sonora, Mexico, which has completed a Preliminary Economic Assessment on the property based on zones of porphyry-style molybdenum (“Mo”)/copper (“Cu”) mineralization. The mineral concessions are subject to a 3% net profits interest.

ii)Ajax Project, Canada

The Company acquired a 100% interest in six mineral claims known as the Ajax molybdenum property located in B.C.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

January 31, 2021

6.	Exploration and evaluation assets – (cont’d)

	AJC Properties	Creston Properties	Total
Acquisition costs:
Balance, April 30, 2020 and January 31, 2021	$36	$2,001	$2,037
Exploration costs:
Balance, April 30, 2019	$1,860	$1,614	$3,474
Maintenance	147	280	427
Exploration cost	1	-	1
Foreign Exchange	-	37	37

Balance, April 30, 2020	$2,008	$1,931	$3,939
Maintenance	38	256	294
Foreign Exchange	-	(69)	(69)
Balance, January 31, 2021	$2,046	$2,120	$4,166
Total Exploration and evaluation assets
Balance, April 30, 2020	$2,044	$3,932	$5,976
Balance, January 31, 2021	$2,082	$4,120	$6,203

7.	Leases

Effective May 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for the year ended April 30, 2019 has not been restated. Comparative amounts for the year ended April 30, 2019 remains as previously reported under IAS 17.

On initial application, the Company has elected to record right-of-use assets based on the corresponding lease liabilities. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate at May 1, 2019. The incremental borrowing rate applied was 8% per annum and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. On adoption of IFRS 16, the Company recognized lease liabilities in relation its head office in Canada and machinery in Mexico. Using a discount rate of 8%, the Company recognized additions to right-of-use assets of $0 (April 30, 2020 - $2,302). The right-of-use asset was amortized on a straight-line basis of $584 (April 30, 2020 - $533) and there was a foreign exchange loss of $112 (April 30, 2020- gain of $75). The following is a reconciliation of the changes in the lease liabilities:

	Starcore	Bernal	Total
Opening balance, April 30, 2020	$269	$1,430	$1,699
Lease accretion	15	69	84
Payments	(49)	(547)	(596)
Foreign exchange	-	(101)	(101)
Lease liabilities, January 31, 2021	$235	$851	$1,086

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

January 31, 2021

8.	Loans payable

Bonds

On June 10, 2020, the Company repaid secured bonds, due June 17, 2020, in the aggregate principal amount of $3,000 (the “Bonds”) plus outstanding interest calculated at 8% per annum, for a total payment of $3,235.

The Company issued 3,000,000 warrants to the bond holders as a fee, each warrant entitling the bond holders to acquire one share of Starcore at a price of $0.20, expiring on June 18, 2021. The Company determined a value of $171 on the warrants, which was included in the Discount, based on the Black-Scholes model using a then stock price of $0.017; a 3 year expected life; expected volatility of 56%; and, a risk-free rate of 1.45%.

Secured Loan

During the year ended April 30, 2018, the Company borrowed $1,282 (USD $1,000) (the “Loan”) which was secured against certain assets of the Company and carried interest at 8% per annum, compounded and paid annually. The interest on the loan was paid to the lender on October 25, 2019, and the lender agreed to extend the loan for additional 6 months to April 25, 2020. On April 25, 2020, the loan amount was repaid along with interest for a total repayment of US$1,040,000.

Changes to the loans payable balance during the year ending April 30, 2020 and the period ending January 31, 2021 are as follows:

	Principal	Interest	Discount	Total

Balance, April 30, 2019	4,341	377	(130)	4,588

Discount	-	-	115	115
Interest paid on bond	-	(514)	-	(514)
Interest accrual	-	349	-	349
Loan repayment	(1,411)	-	-	(1,411)
Foreign exchange adjustment	69	-	-	69

Balance, April 30, 2020	2,999	212	(15)	3,196

Discount	-	-	15	15
Loan repayment	(2,999)	-	-	(2,999)
Interest paid on bond	-	(235)	-	(235)
Interest accrual	-	23	-	23

Balance, January 31, 2021	$-	$-	$-	$-

	January 31, 2021	April 30, 2020
Current	$-	$3,196
Non-Current	$-	$-

	$-	$3,196

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

January 31, 2021

9.	Rehabilitation and closure cost provision

The Company’s asset retirement obligations consist of reclamation and closure costs for the mine. At January 31, 2021, the present value of obligations is estimated at $1,103 (April 30, 2020 - $1,014) based on expected undiscounted cash-flows at the end of the mine life of MXN$18,248 or $1,133 (April 30, 2020 - $1,028), which is calculated annually over 5 to 10 years. Such liability was determined using a discount rate of 8% (April 30, 2020 – 8%) and an inflation rate of 3.5% (April 30, 2020 – 3.5%).

Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, closing portals to underground mining areas and other costs. Changes to the reclamation and closure cost balance during the period are as follows:

	January 31, 2021	April 30, 2020

Balance, beginning of period	$1,014	$1,254
Accretion expense	64	72
Foreign exchange fluctuation	25	(312)

	$1,103	$1,014

10.	Share capital

a)	Common shares

The Company is authorized to issue an unlimited number of common shares, issuable in series.

The holders of common shares are entitled to one vote per share at meetings of the Company and to receive dividends, which may be declared from time-to-time. All shares are ranked equally with regard to the Company’s residual assets.

During the period ended January 31, 2021, the Company did not issue any common shares.

b)	Warrants

A summary of the Company’s outstanding share purchase warrants at January 31, 2021 and April 30, 2020 and the changes during the period ended is presented below:

	Number of warrants	Weighted average exercise price

Outstanding at April 30, 2020 and January 31, 2021	3,250,000	$0.21

During the period ending January 31, 2021, no new warrants were issued.

A summary of the Company’s outstanding share purchase warrants is presented below:

Number of	Exercise
Warrants	Price	Expiry Date
250,000	$0.30	March 7, 2022
3,000,000	$0.20	June 18, 2021

3,250,000	$0.21

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

January 31, 2021

10.	Share capital – (cont’d)

c)	Share-based payments

The Company, in accordance with the policies of the TSX, was previously authorized to grant options to directors, officers, and employees to acquire up to 20% of the amount of stock outstanding. In January 2014, the Company’s shareholders voted to cancel the Company’s option plan and, as a result, the Company’s Board of Directors may not grant further options. The Company’s management and directors continue to assess and implement alternative compensation arrangements for the Company’s employees and directors.

There were no options outstanding, for the periods ending January 31, 2021, April 30, 2020 and April 30, 2019.

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”)

Effective August 1, 2016, The Board of Directors approved the adoption of a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”) as part of the Company’s compensation arrangements for directors, officers, employees or consultants of the Company or a related entity of the Company. Although the RSU/DSU Plan is share-based, all vested RSUs and DSUs will be settled in cash. No common shares will be issued.

RSU

The RSU plan is for eligible members of the Board of Directors, eligible employees and eligible contractors. The RSUs vest over a period of three years from the date of grant, vesting as to one-third at the end of each calendar year. In addition to the vesting period, the Company has also set Performance Conditions that will accompany vested RSUs.

The Performance Conditions to be met are established by the Board at the time of grant of the RSU. RSUs that are permitted to be carried over to the succeeding years shall expire no later than August 1st of the third calendar year after the year in which the RSUs have been granted and will be terminated to the extent the performance objectives or other vesting criteria have not been met. The RSU share plan transactions during the period were as follows:

Units
Outstanding at April 30, 2019	1,031,875
Expired	(701,875)
Outstanding at April 30, 2020	330,000
Expired	(220,000)
Exercised	(110,000)

Outstanding at January, 31, 2021	-

Management has determined that 50% of the RSU’s are deemed payable on the vesting dates based on current performance criteria measures. During the period ending January 31, 2021, the remaining 110,000 were paid out at fair value of $0.19 per share. The liability portion for the period ended January 31, 2021 is $Nil (April 30, 2020 - $30). No RSU’s were granted in the current fiscal period.

DSU

The Company introduced a DSU plan for eligible directors. The DSUs are paid in full in the form of a lump sum payment no later than August 1st of the calendar year immediately following the calendar year of termination of service. DSU Awards going forward will vest on each anniversary date of the grant over a period of 3 years. The DSU share plan transactions during the period were as follows:

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

January 31, 2021

10.	Share capital – (cont’d)

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”) – (cont’d)

Units
Outstanding at April 30, 2019 & 2020, and January 31, 2021	1,010,000

Based on the fair value of $0.30 per share, the Company has recorded a liability of $303 (April 30, 2020 - $90) under Trades and Other Payable on the Statement of Financial Position. No DSU’s were granted in the current year.

11.	Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Cash and cash equivalents are carried at their fair value. There are no material differences between the carrying values and the fair values of any other financial assets or liabilities. In the normal course of business, the Company’s assets, liabilities and future transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

a)	Currency risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  At January 31, 2021, the Company had the following financial assets and liabilities denominated in CAD and denominated in MXN$:

	CAD	MXN$

Cash	$482	$2,327
Other working capital amounts – net	(192)	10,808

At January 31, 2021, US dollar amounts were converted at a rate of $1.3251 Canadian dollars to $1 US dollar and MXN$ were converted at a rate of MXN$21.4883 to $1 US Dollar. A 10% increase or decrease in the US dollar exchange may increase or decrease annual earnings from mining operations by approximately $1,667. A 10% increase or decrease in the MXN$ exchange rate will decrease or increase annual earnings from mining operations by approximately $643.

b)	Interest rate risk

The Company’s cash earns interest at variable interest rates. While fluctuations in market rates do not have a material impact on the fair value of the Company’s cash flows, future cash flows may be affected by interest rate fluctuations. The Company is not significantly exposed to interest rate fluctuations and interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

January 31, 2021

11.	Financial instruments – (cont’d)

c)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk with respect to its cash and cash equivalents, the balance of which at January 31, 2021 is $3,982 (April 30, 2020 - $2,105).

Cash of $334 (April 30, 2020 - $953) are held at a Mexican financial institution, cash of $3,325 (April 30, 2020 – $905) is held at a US financial institution and the remainder of $323 (April 30, 2020 - $247) are held at a chartered Canadian financial institution; the Company is exposed to the risks of those financial institutions. The taxes receivable are comprised of Mexican VAT taxes receivable of $1,058 (April 30, 2020 - $1,073) and GST receivable of $52 (April 30, 2020 - $79), which are subject to review by the respective tax authority.

d)	Liquidity risk

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at January 31, 2021, the Company was holding cash of $3,982 (April 30, 2020- $2,105).

Obligations due within twelve months of January 31,	2021	2022	2023	2024 and beyond
Trade and other payables	$ 2,452	$-	$-	$-
Reclamation and closure obligations	$-	$-	$-	$ 1,133

The Company’s trade and other payables are due in the short term. Long-term obligations include the Company’s reclamation and closure cost obligations, other long-term liabilities and deferred income taxes. Management believes that profits generated from the mine will be sufficient to meet its financial obligations.

e)	Commodity risk

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business. Declines in mineral prices may have a negative effect on the Company. A 10% decrease or increase in metal prices may result in a decrease or increase of $2,168 in revenue.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

January 31, 2021

12.	Commitments and Related party transactions

Except as disclosed elsewhere in these interim condensed consolidated financial statements, the Company has the following commitments outstanding at January 31, 2021:

a)

The Company has shared lease commitments for office space of approximately $144 per year, expiring at various dates up to April 2025, which includes minimum lease payments and estimated taxes, but excluded operating costs, taxes and utilities, to expiry.

b)

The Company has a land lease agreement commitment with respect to the land at the mine site, for $132 per year which is currently being renegotiated. The Company also has ongoing commitments on the exploration and evaluation assets of approximately $260 per year increasing over the next 5 years for the AJC properties (see Notes 6 and 15).

c)	The Company has management contracts to officers and directors totaling $450 per year, payable monthly, expiring in April 2022 and US$236 per year, payable monthly, expiring in August 2021.
13.	Capital disclosures

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company considers the items included in the consolidated statements of changes in equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements and there were no changes to the capital management in the period ended January 31, 2021.

14.	Earnings per share

The Company calculates the basic and diluted income per common share using the weighted average number of common shares outstanding during each period and the diluted income per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

The denominator for the calculation of income per share, being the weighted average number of common shares, is calculated as follows as 49,646,851 shares for January 31, 2021 and April 30, 2020. As at January 31, 2021, all warrants outstanding were included in the dilutive weighted average shares outstanding, however, at April 30, 2020, they were not as they were anti-dilutive.

15.	Segmented information

During the period ended January 31, 2021, the Company earned all of its revenues from one customer. As at January 31, 2021, the Company does not consider itself to be economically dependent on this customer as transactions with this party can be easily replaced by transactions with other parties on similar terms and conditions. The balance owing from this customer on January 31, 2021 was $313 (April 30, 2020 - $736).

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

January 31, 2021

15.Segmented information– (cont’d)

The Company operates in three reportable geographical and one operating segment.  Selected financial information by geographical segment is as follows:

	Mexico				Canada	USA	January 31, 2021
	Bernal	Cortez/ Altiplano	Other	Total			Total
Revenue
Mined Ore	$21,676	$-	$-	$21,676	$-	$-	$21,676
Cost of sales:
Mined Ore	(12,308)	-	-	(12,308)	-	﷐-	(12,308)
Depreciation	(2,981)	-	-	(2,981)	-	-	(2,981)
Earnings from operations	6,387	-	-	6,387	-	-	6,387
Corporate costs and taxes	(890)	-	(25)	(915)	(1,742)	37	(2,620)
Earnings for the period	5,497	-	(25)	5,472	(1,742)	37	3,767
Mining interest, plant and equipment	30,961	-	-	30,961	21	-	30,982
Non-Current Assets	34,691	-	3,186	37,877	3,154	2,248	43,279
Total assets	$41,351	$48	$3,460	$44,859	$3,826	$2,254	$50,939

	Mexico				Canada	USA	January 31, 2020
	Bernal	Cortez/ Altiplano	Other	Total			Total
Revenue
Mined Ore	$18,468	$-	$-	$18,468	$-	$-	$18,468
Cost of sales:
Mined Ore	(14,918)	-	-	(14,918)	-	﷐-	(14,918)
Depreciation	(2,451)	-	-	(2,451)	-	-	(2,451)
Earnings from operations	1,099	-	-	1,099	-	-	1,099
Corporate costs and taxes	(947)	(30)	(46)	(1,023)	(1,907)	(1)	(2,931)
Sale of Altiplano	-	(39)	-	(39)	-	-	(39)
Mining interest, plant and equipment	33,864	-	-	33,864	48	-	33,912
Non-Current Assets	37,762	-	3,186	40,948	2,960	2,206	46,114
Total assets	$42,598	$43	$3,525	$46,166	$4,870	$2,216	$53,252

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

January 31, 2021

16.	Subsequent Event – Sale of Toiyabe

The Company has entered into a binding agreement (the “Term Sheet”) with IM Exploration Inc. (CSE: IM) (“IM”) for the assignment of the Company’s option to acquire a 100% interest (the “Transaction”) in the Toiyabe Gold Project in Lander County, Nevada (the “Project”) from the Optionor.

The Company will transfer all of its rights and IM will assume all property claim and maintenance payments and all obligations under the current option agreement with Optionor. Following the transfer, IM will have the right to acquire a 100% ownership position in the Project, subject to a 3% net smelter revenue royalty to be retained by the Optionor.

As consideration for the transfer of the Company’s option to acquire the Project, IM will make cash and share payments in the following amounts:

•	US$150,000 in cash to be paid upon closing of the Transaction;
•

4,100,000 common shares in the capital of IM to be issued upon closing of the Transaction subject to a contractual escrow period of twelve (12) months following the date of issuance, with 25% being released every three (3) months, with the first release occurring no later than 3 months after the closing of the Transaction.

The Transaction is subject to completion of due diligence by IM, the signing of a Definitive Agreement, customary closing conditions and the consent of the Optionor.